UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

The Timberland Company
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
887100 10 5
(CUSIP Number)
     Check the following box if a fee is being paid with this statement ☐. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).
      *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	887100 10 5	13G	Page	2	of	5	Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Sidney W. Swartz ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ Mr. Swartz’ wife is one of two trustees of The Sidney W. Swartz 1982 Family Trust which owns 3,498,816 shares and is filing a separate Schedule 13G.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

6,980,813 which includes 6,555,184 shares of Class B common stock held indirectly in a revocable trust of which the reporting person is the settlor, the trustee and sole beneficiary and maintains sole voting and dispositive power.

	6	SHARED VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY		Mr. Swartz is one of two trustees of The Swartz Foundation, a private foundation, which owns 1,505,500 shares of Class B common stock. Mr. Swartz is deemed to have beneficial ownership over these shares due to shared voting and dispositive power and, therefore, these shares are included in the total shares beneficially owned by him in response #9 below. Mr. Swartz’ wife is one of two trustees of The Sidney W. Swartz 1982 Family Trust which owns 3,498,816 shares and is filing a separate Schedule 13G.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:		6,980,813 which includes 6,555,184 shares of Class B common stock held indirectly in a revocable trust of which the reporting person is the settlor, the trustee and sole beneficiary and maintains sole voting and dispositive power.

	8	SHARED DISPOSITIVE POWER

Mr. Swartz is one of two trustees of The Swartz Foundation, a private foundation, which owns 1,505,500 shares of Class B common stock. Mr. Swartz is deemed to have beneficial ownership over these shares due to shared voting and dispositive power and, therefore, these shares are included in the total shares beneficially owned by him in response #9 below. Mr. Swartz’ wife is one of two trustees of The Sidney W. Swartz 1982 Family Trust which owns 3,498,816 shares and is filing a separate Schedule 13G.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,486,313 (but see response #6 and #8 above)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

☑ The aggregate amount excludes the shares of The Sidney W. Swartz 1982 Family Trust

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.7%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

IN
* See Instructions before filling out!

CUSIP No.	887100 10 5	13G	Page	3	of	5	Pages
ITEM 1.
(a)	NAME OF ISSUER

The Timberland Company

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

200 Domain Drive, Stratham, NH 03885
ITEM 2.
(a)	NAME OF PERSON FILING

Sidney W. Swartz

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

200 Domain Drive, Stratham, NH 03885

(c)	CITIZENSHIP

United States

(d)	TITLE OF CLASS OF SECURITIES

Class A Common Stock

(e)	CUSIP NUMBER

887100 10 5

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:
Not Applicable

ITEM 4.	OWNERSHIP
(a)	Amount beneficially owned:

8,486,313

(b)	Percent of Class:

14.7%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
6,980,813 which includes 6,555,184 shares of Class B Common Stock held indirectly in a revocable trust of which the reporting person is the settlor, the trustee and sole beneficiary and maintains sole voting and dispositive power.

(ii)	Shared power to vote or to direct the vote
Mr. Swartz is one of two trustees of The Swartz Foundation, a private foundation, which owns 1,505,500 shares of Class B common stock. Mr. Swartz is deemed to have beneficial ownership over these shares due to shared voting and dispositive power and, therefore, these shares are included in the total shares beneficially owned by him in response #4(a) above. Mr. Swartz’ wife is one of two trustees of The Sidney W. Swartz 1982 Family Trust which owns 3,498,816 shares and is filing a separate Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of 6,980,813 which includes 6,555,184 shares of Class B Common Stock held indirectly in a revocable trust of which the reporting person is the settlor, the trustee and sole beneficiary and maintains sole voting and dispositive power.

(iv)	Shared power to dispose or to direct the disposition of Mr. Swartz is one of two trustees of The Swartz Foundation, a private foundation, which owns 1,505,500 shares of Class B common stock. Mr. Swartz is deemed to have beneficial ownership over these shares due to shared voting and dispositive power and, therefore, these shares are included in the total shares beneficially owned by him in response #4(a) above. Mr. Swartz’ wife is one of two trustees of The Sidney W. Swartz 1982 Family Trust which owns 3,498,816 shares and is filing a separate Schedule 13G.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
          Not applicable.

CUSIP No.	887100 10 5	13G	Page	4	of	5	Pages

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
     Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
     See Row (2) on page 2 of 5.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP
     Not applicable.

ITEM 10.	CERTIFICATION
     Not applicable.

CUSIP No.	887100 10 5	13G	Page	5	of	5	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2009
Date

/s/ Sidney W. Swartz
Signature

Sidney W. Swartz Name/Title